UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release	22 January, 2007

PHARMAXIS APPOINTS SPANISH DISTRIBUTOR FOR ARIDOL

Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced the appointment of Aldo-Unión SA to market and distribute its asthma diagnostic and management tool, Aridol, in Spain. Spain is among the first group of countries selected to review the Aridol marketing application as part of the European Union Mutual Recognition Procedure expected to conclude during the first quarter of 2007.

Dr Alan Robertson, Pharmaxis CEO said: “Spain is a key market and we are delighted to announce our agreement with Aldo-Unión, a respiratory specialist pharmaceutical company with a long heritage in inhaled medicines for asthma. Aldo-Unión’s strong reputation in respiratory medicine and its broad coverage of the domestic territory with its own sales force, make it the ideal partner for Pharmaxis to introduce and develop the Spanish market for Aridol.”

Dr Josep Sabater, Managing Director of Aldo-Unión said: “Since its establishment in the early sixties, Aldo-Unión has been devoted to developing, producing and marketing inhaled drugs for treating obstructive diseases of the respiratory system. As a local leader in the respiratory field, Aridol fits perfectly within our product portfolio. It is a unique product that will enable us to strengthen and widen our commitment to asthma patients from the very beginning of their symptoms.

“Aridol is a valuable contribution to asthma management. We are strongly convinced that this partnering between Pharmaxis and Aldo-Unión will make a major contribution to improving asthmatics’ quality of life.”

The total Spanish population affected by asthma is estimated to be approximately 2.7 million people. The bronchial challenge testing market is dominated by methacholine and is one of few European markets where testing to assess effectiveness of treatment is performed. Following Aridol’s approval by Swedish authorities, Pharmaxis lodged its application for marketing approval for a further 13 countries under the EU Mutual Recognition Procedure in December. Spain is among the first group of 13 countries scheduled to register Aridol.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

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SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Email: alan.robertson@pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, ph +1 212 477 9007, email blewis@troutgroup.com

Australia: Virginia Nicholls, ph +61 417 610 824, email virginia.nicholls@pharmaxis.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products includes Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations ph +61 2 9454 7230.

About Aldo-Unión

Aldo-Unión S.A. was established as a pharmaceutical company in 1961. In 1964 Aldo-Unión installed its first plant for the manufacture of aerosols for inhalation, and was the first company to launch products of this type into the Spanish market. Since then the evolution of Aldo-Unión in research and development has been constant, especially in its range of aerosols for inhalation, where it has one of the widest range of this kind of preparation worldwide.

Located in Barcelona, Aldo Union’s head office includes a 5,000 square metre advanced unit for the production of inhalation products. Its products are commercially available in more than 50 countries worldwide.

About Aridol

The Aridol lung function test, developed by Australian researchers and Pharmaxis Ltd, helps doctors more accurately determine the severity of a patient’s asthma and allows prescription of the right amount of medication.

The simple 15-25 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test. Doctors can use the results of this test to measure how severe a patient’s asthma is and the medication and dose required to bring it under control.

Forward-Looking Statements

The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We cannot guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

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Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended (“current quarter”)

75 082 811 630	31 December 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (6 months) $A’000

1.1	Receipts from research grants	941	941

1.2	Payments for (a) staff costs	(1,995)	(3,814)
	(b) advertising and marketing	(262)	(413)
	(c) research and development	(4,610)	(10,537)
	(d) leased assets	(47)	(49)
	(e) other working capital	(1)	(49)

1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	1,366	2,776
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Other (receipts from customers)	53	74

	Net operating cash flows	(4,555)	(11,071)

+	See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (6 months) $A’000
1.8	Net operating cash flows (carried forward)
		(4,555)	(11,071)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	(24)	(55)
	(d) physical non-current assets	(437)	(833)
	(e) other non-currentassets

1.10	Proceeds from disposal of:
	(a) businesses (item 5)
	(b) equity investments
	(c) intellectual property
	(d) physical non-current assets	12	12
	(e) other non-currentassets

1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(449)	(876)

1.14	Total operating and investing cash flows	(5,004)	(11,947)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	156	179
1.16	Proceeds from sale of forfeited shares
1.17	Proceeds from borrowings
1.18	Repayment of borrowings
1.19	Dividends paid
1.20	Other (provide details if material)

	Net financing cash flows	156	179

	Net increase (decrease) in cash held	(4,848)	(11,768)
1.21	Cash at beginning of quarter/year to date	90,920	97,840
1.22	Exchange rate adjustments to item 1.20	1	1

1.23	Cash at end of quarter	86,073	86,073

+	See chapter 19 for defined terms.

Appendix 4C Page 2	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	59

1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26	Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	Nil	Nil

3.2	Credit standby arrangements	Nil	Nil

+	See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter $A’000	Previous quarter $A’000

4.1	Cash on hand and at bank	314	304

4.2	Deposits at call	638	275

4.3	Bank overdraft

4.4	Other (bank accepted commercial bills)	85,121	90,341

	Total: cash at end of quarter (item 1.22)	86,073	90,920

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Nil	Nil

5.2	Place of incorporation or registration

5.3	Consideration for 00000 acquisition or disposal

5.4	Total net assets

5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /~~does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 31 January 2007
(Company secretary)

Print name: David McGarvey

+	See chapter 19 for defined terms.

Appendix 4C Page 4	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

•	9.2 - itemised disclosure relating to acquisitions

•	9.4 - itemised disclosure relating to disposals

•	12.1(a) - policy for classification of cash items

•	12.3 - disclosure of restrictions on use of cash

•	13.1 - comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	January 31, 2007	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer